Exhibit 99.2

28th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.comSecurity ClassHolder Account Number FoldForm of Proxy—Annual Meeting to be held on August 4, 2023 This Form of Proxy is solicited by and on behalf of Management.Notes to proxy1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and follow the other instructions set forth herein.2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.8. This proxy should be read in conjunction with the accompanying documentation provided by Management.9. Proxies may also be sent in via fax to 1-866-249-7775 (toll-free in North America) or 416-263-9524 (International). FoldProxies submitted must be received by 10:00 am, Eastern Time, on August 2, 2023.VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!• Call the number listed BELOW from a touch Go to the following web site: You can attend the meeting virtually by visiting You can enroll to receive future securityholder tone telephone. www.investorvote.com https://web.lumiagm.com and entering the communications electronically by visiting Meeting ID 473-762-884. For further information www.investorcentre.com. Smartphone?1-866-732-VOTE (8683) Toll Free Scan the QR code on the virtual AGM and how to attend it, please to vote now. view the management information circular of the company for the fiscal year 2023 (the “Information Circular”).If you vote by telephone or the Internet, DO NOT mail back this proxy.Voting Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. For more information, please refer to “General Information—Voting Information” of the Information Circular.To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.CONTROL NUMBER 01XBHB

MR SAM SAMPLE C1234567890XXX 123Appointment of ProxyholderI/We, being holder(s) of Canada Goose Holdings Inc. Print the name of the person you are appointing if hereby appoint: Dani Reiss, Chief Executive officer, or failing this person is someone other than the Management him, Jonathan Sinclair, Executive Vice President & Chief OR Nominees listed herein. If you complete the appointment Financial officer box and appoint a proxyholder other than Management Nominees you MUST go to https://www.computershare.com/CanadaGoose and provide Computershare with the name and email address of the person you are appointing by no later than 10:00 am (Eastern time) on August 2, 2023. Computershare will use this information ONLY to provide the appointee with a Username to gain entry to the virtual meeting. For additional details, see the section “General Information - Voting Information” of the Information Circular.as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of Canada Goose Holdings Inc. to be held virtually on https://web.lumiagm.com/473762884, on August 4, 2023 at 10:00 am, Eastern Time, and at any adjournment or postponement thereof.VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.1. Election of DirectorsFor Withhold For Withhold For Withhold01. Dani Reiss 02. Ryan Cotton 03. Joshua Bekenstein04. Stephen Gunn 05. John Davison 06. Maureen Chiquet07. Jodi Butts 08. Michael D. Armstrong 09. Belinda Wong For Withhold2. Appointment of AuditorAppointment of Deloitte LLP as auditor of Canada Goose Holdings Inc. for the ensuing year and authorizing the directors to ?x their remuneration.Signature(s) DateAuthorized Signature(s) – This section must be completed for your instructions to be executed.I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are MM / DD / YY indicated above, this Proxy will be voted as recommended by Management.Interim Financial Statements – Mark this box if you Annual Financial Statements – Mark this box if you would like to receive Interim Financial Statements and would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis accompanying Management’s Discussion and Analysis by mail. by mail.If you are not mailing back your proxy, you may register online to receive the above ?nancial report(s) by mail at www.computershare.com/mailinglist.ZZGQ 354727 XXXX AR1 99999999999901XBIC